SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Cobalt International Energy, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

19075F106

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19075F106

1	Name of Reporting Person: C/R ENERGY GP III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 29,943,723(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 29,943,723(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 29,943,723(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.3%(1),(2)

12	Type of Reporting Person OO

(1)         Numbers and percentage reported as beneficially owned excludes a total of 7,829,730 shares of common stock of the Issuer that were sold by Carlyle/Riverstone Global Energy and Power Fund III, L.P., C/R Energy III Cobalt Partnership, L.P., Riverstone Energy Coinvestment III, L.P. and Carlyle Energy Coinvestment III, L.P. on January 18, 2013 pursuant to an underwritten offering.

(2)         Based upon 410,635,097 shares of common stock outstanding as reported in the Issuer’s prospectus dated January 15, 2013.

CUSIP No. 19075F106

1	Name of Reporting Person: CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 28,935,347(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 28,935,347(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 28,935,347(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 7.1%(1),(2)

12	Type of Reporting Person PN

(1)         Numbers and percentage reported as beneficially owned excludes a total of 7,566,058 shares of common stock of the Issuer that were sold by Carlyle/Riverstone Global Energy and Power Fund III, L.P. and C/R Energy III Cobalt Partnership, L.P. on January 18, 2013 pursuant to an underwritten offering.

(2)         Based upon 410,635,097 shares of common stock outstanding as reported in the Issuer’s prospectus dated January 15, 2013.

CUSIP No. 19075F106

1	Name of Reporting Person: CARLYLE/RIVERSTONE GLOBAL ENERGY AND POWER FUND III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 20,222,488(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 20,222,488(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,222,488(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.9%(1),(2)

12	Type of Reporting Person PN

(1)         Numbers and percentage reported as beneficially owned excludes a total of 5,287,057 shares of common stock of the Issuer that were sold by the reporting person on January 18, 2013 pursuant to an underwritten offering.

(2)         Based upon 410,635,097 shares of common stock outstanding as reported in the Issuer’s prospectus dated January 15, 2013.

CUSIP No. 19075F106

1	Name of Reporting Person: C/R ENERGY III COBALT PARTNERSHIP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 8,712,859(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 8,712,859(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,712,859(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 2.1%(1),(2)

12	Type of Reporting Person PN

(1)         Numbers and percentage reported as beneficially owned excludes a total of 2,278,251 shares of common stock of the Issuer that were sold by the reporting person on January 18, 2013 pursuant to an underwritten offering.

(2)         Based upon 410,635,097 shares of common stock outstanding as reported in the Issuer’s prospectus dated January 15, 2013.

CUSIP No. 19075F106

1	Name of Reporting Person: RIVERSTONE ENERGY COINVESTMENT III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 828,383(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 828,383(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 828,383(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.2%(1),(2)

12	Type of Reporting Person PN

(1)         Numbers and percentage reported as beneficially owned excludes a total of 216,607 shares of common stock of the Issuer that were sold by the reporting person on January 18, 2013 pursuant to an underwritten offering.

(2)         Based upon 410,635,097 shares of common stock outstanding as reported in the Issuer’s prospectus dated January 15, 2013.

CUSIP No. 19075F106

1	Name of Reporting Person: CARLYLE ENERGY COINVESTMENT III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 179,993(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 179,993(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 179,993(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) Less than 0.1%(1),(2)

12	Type of Reporting Person PN

(1)         Numbers and percentage reported as beneficially owned excludes a total of 47,065 shares of common stock of the Issuer that were sold by the reporting person on January 18, 2013 pursuant to an underwritten offering.

(2)         Based upon 410,635,097 shares of common stock outstanding as reported in the Issuer’s prospectus dated January 15, 2013.

CUSIP No. 19075F106

1	Name of Reporting Person: C/R ENERGY GP II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 19,962,483(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 19,962,483(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,962,483(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.9%(1),(2)

12	Type of Reporting Person OO

(1)         Numbers and percentage reported as beneficially owned excludes a total of 5,219,820 shares of common stock of the Issuer that were sold by C/R Cobalt Investment Partnership, L.P. and C/R Energy Coinvestment II, L.P. on January 18, 2013 pursuant to an underwritten offering.

(2)         Based upon 410,635,097 shares of common stock outstanding as reported in the Issuer’s prospectus dated January 15, 2013.

CUSIP No. 19075F106

1	Name of Reporting Person: CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 19,962,483(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 19,962,483(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,962,483(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.9%(1),(2)

12	Type of Reporting Person PN

(1)         Numbers and percentage reported as beneficially owned excludes a total of 5,219,820 shares of common stock of the Issuer that were sold by C/R Cobalt Investment Partnership, L.P. and C/R Energy Coinvestment II, L.P. on January 18, 2013 pursuant to an underwritten offering.

(2)         Based upon 410,635,097 shares of common stock outstanding as reported in the Issuer’s prospectus dated January 15, 2013.

CUSIP No. 19075F106

1	Name of Reporting Person: C/R COBALT INVESTMENT PARTNERSHIP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 18,257,252(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 18,257,252(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 18,257,252(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.5%(1),(2)

12	Type of Reporting Person PN

(1)         Numbers and percentage reported as beneficially owned excludes a total of  4,773,934 shares of common stock of the Issuer that were sold by the reporting person on January 18, 2013 pursuant to an underwritten offering.

(2)         Based upon 410,635,097 shares of common stock outstanding as reported in the Issuer’s prospectus dated January 15, 2013.

CUSIP No. 19075F106

1	Name of Reporting Person: C/R ENERGY COINVESTMENT II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,705,231(1)

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,705,231(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,705,231(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 0.4%(1),(2)

12	Type of Reporting Person PN

(1)         Numbers and percentage reported as beneficially owned excludes a total of  445,886 shares of common stock of the Issuer that were sold by the reporting person on January 18, 2013 pursuant to an underwritten offering.

(2)         Based upon 410,635,097 shares of common stock outstanding as reported in the Issuer’s prospectus dated January 15, 2013.

Item 1(a).	Name of Issuer: COBALT INTERNATIONAL ENERGY, INC.
Item 1(b).	Address of Issuer’s Principal Executive Offices: Two Post Oak Central 1980 Post Oak Boulevard, Suite 1200 Houston, TX 77056
Item 2(a).

Names of Persons Filing:
C/R Energy GP III, LLC

Carlyle/Riverstone Energy Partners III, L.P.

Carlyle/Riverstone Global Energy and Power Fund III, L.P.

C/R Energy III Cobalt Partnership, L.P.

Riverstone Energy Coinvestment III, L.P.

Carlyle Energy Coinvestment III, L.P.

C/R Energy GP II, LLC

Carlyle/Riverstone Energy Partners II, L.P.

C/R Cobalt Investment Partnership, L.P.

C/R Energy Coinvestment II, L.P.

Item 2(b).

Address or Principal Business Office or, if none, Residence:
The address of Carlyle Energy Coinvestment III, L.P., is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.  The address of each of the other reporting persons is c/o Riverstone Holdings LLC, 712 Fifth Avenue, 51st Floor, New York, NY 10019.

Item 2(c).

Citizenship:
C/R Energy GP III, LLC - Delaware

Carlyle/Riverstone Energy Partners III, L.P. - Delaware

Carlyle/Riverstone Global Energy and Power Fund III, L.P. - Delaware

C/R Energy III Cobalt Partnership, L.P. - Delaware

Riverstone Energy Coinvestment III, L.P. - Delaware

Carlyle Energy Coinvestment III, L.P. - Delaware

C/R Energy GP II, LLC - Delaware

Carlyle/Riverstone Energy Partners II, L.P. - Delaware

C/R Cobalt Investment Partnership, L.P. - Delaware

C/R Energy Coinvestment II, L.P. — Delaware

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01
Item 2(e).	CUSIP Number: 19075F106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.	Ownership(1):

The percent of class provided for each reporting person below is based upon 410,635,097 shares of common stock outstanding as reported in the Issuer’s prospectus dated January 15, 2013, and exclude an aggregate 13,049,550 shares of common stock sold by the reporting persons on January 18, 2013 pursuant to an underwritten offering.

1. C/R Energy GP III, LLC
a.	Amount beneficially owned: 29,943,723
b.	Percent of class: 7.3%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 29,943,723
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 29,943,723

2. Carlyle/Riverstone Energy Partners III, L.P.
a.	Amount beneficially owned: 28,935,347
b.	Percent of class: 7.1%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 28,935,347
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 28,935,347

3. Carlyle/Riverstone Global Energy and Power Fund III, L.P.
a.	Amount beneficially owned: 20,222,488
b.	Percent of class: 4.9%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 20,222,488
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 20,222,488

4. C/R Energy III Cobalt Partnership, L.P.
a.	Amount beneficially owned: 8,712,859
b.	Percent of class: 2.1%
c.	Number of units as to which the person has:

	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 8,712,859
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 8,712,859

5. Riverstone Energy Coinvestment III, L.P.
a.	Amount beneficially owned: 828,383
b.	Percent of class: 0.2%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 828,383
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 828,383

6. Carlyle Energy Coinvestment III, L.P.
a.	Amount beneficially owned: 179,993
b.	Percent of class: Less than 0.1%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 179,993
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 179,993

7. C/R Energy GP II, LLC
a.	Amount beneficially owned: 19,962,483
b.	Percent of class: 4.9%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 19,962,483
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 19,962,483

8. Carlyle Riverstone Energy Partners II, L.P.
a.	Amount beneficially owned: 19,962,483
b.	Percent of class: 4.9%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 19,962,483
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 19,962,483

9. C/R Cobalt Investment Partnership, L.P.
a.	Amount beneficially owned: 18,257,252
b.	Percent of class: 4.5%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 18,257,252
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 18,257,252

10. C/R Energy Coinvestment II, L.P.
a.	Amount beneficially owned: 1,705,231
b.	Percent of class: 0.4%
c.	Number of units as to which the person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 1,705,231
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 1,705,231

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
See Exhibit 99.2.

Item 9.	Notice of Dissolution of Group:
Not applicable.

(1) Each of C/R Energy GP III, LLC and C/R Energy GP II, LLC is managed by an eight person managing board. Pierre F. Lapeyre, Jr., David M. Leuschen, Michael B. Hoffman, N. John Lancaster, Daniel A. D’Aniello, William E. Conway, Jr., David M. Rubenstein and Edward J. Mathias, as the members of the managing boards of each of C/R Energy GP III, LLC and C/R Energy GP II, LLC, may be deemed to share beneficial ownership of the shares beneficially owned by C/R Energy GP III, LLC and C/R Energy GP II, LLC.  Such persons disclaim such beneficial ownership.

The securities being reported by C/R Energy GP III, LLC are owned by Carlyle/Riverstone Global Energy and Power Fund III, L.P., C/R Energy III Cobalt Partnership, L.P., Riverstone Energy Coinvestment III, L.P. and Carlyle Energy Coinvestment III, L.P. and may be deemed to be beneficially owned, by C/R Energy GP III, LLC.  C/R Energy GP III, LLC exercises investment discretion and control over the shares held by each of Carlyle/Riverstone Global Energy and Power Fund III, L.P. and C/R Energy III Cobalt Partnership, L.P., through their mutual general partner, Carlyle/Riverstone Energy Partners III, L.P., of which C/R Energy GP III, LLC is the sole general partner.  C/R Energy GP III, LLC has the power to direct the voting and disposition of the shares held by each of Riverstone Energy Coinvestment III, L.P. and Carlyle Energy Coinvestment III, L.P.

The securities being reported by C/R Energy GP II, LLC are owned by C/R Cobalt Investment Partnership, L.P. and C/R Energy Coinvestment II, L.P. and may be deemed to be beneficially owned, by C/R Energy GP II, LLC.  C/R Energy GP II, LLC exercises investment discretion and control over the shares held by each of C/R Cobalt Investment Partnership, L.P. and C/R Energy Coinvestment II, L.P. through their mutual general partner, Carlyle/Riverstone Energy Partners II, L.P., of which C/R Energy GP II, LLC is the sole general partner.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	February 13, 2013

C/R ENERGY GP III, LLC

		By:	/s/ Pierre F. Lapeyre, Jr.
		Name:	Pierre F. Lapeyre, Jr.
		Title:	Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P.

By: C/R ENERGY GP III, LLC, its General Partner

		By:	/s/ Pierre F. Lapeyre, Jr.
		Name:	Pierre F. Lapeyre, Jr.
		Title:	Managing Director

CARLYLE/RIVERSTONE GLOBAL ENERGY AND POWER FUND III, L.P.

By: CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P., its General Partner

By: C/R ENERGY GP III, LLC, its General Partner

		By:	/s/ Pierre F. Lapeyre, Jr.
		Name:	Pierre F. Lapeyre, Jr.
		Title:	Managing Director

C/R ENERGY III COBALT PARTNERSHIP, L.P.

By: CARLYLE/RIVERSTONE ENERGY PARTNERS III, L.P., its General Partner

By: C/R ENERGY GP III, LLC, its General Partner

		By:	/s/ Pierre F. Lapeyre, Jr.
		Name:	Pierre F. Lapeyre, Jr.
		Title:	Managing Director

CARLYLE ENERGY COINVESTMENT III, L.P.

By: CARLYLE ENERGY COINVESTMENT III GP, L.L.C., its General Partner

By: TCG HOLDINGS, L.L.C., its General Partner

		By:	/s/ Jeffrey W. Ferguson
		Name:	Jeffrey W. Ferguson
		Title:	Authorized Person

C/R ENERGY GP II, LLC

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P.

By: C/R Energy GP II, LLC, its General Partner

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

C/R COBALT INVESTMENT PARTNERSHIP, L.P.

By: CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P., its General Partner

By: C/R Energy GP II, LLC, its General Partner

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

C/R ENERGY COINVESTMENT II, L.P.

By: CARLYLE/RIVERSTONE ENERGY PARTNERS II, L.P., its General Partner

By: C/R Energy GP II, LLC, its General Partner

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

RIVERSTONE ENERGY COINVESTMENT III, L.P.

By: RIVERSTONE COINVESTMENT GP LLC, its General Partner

By: Riverstone Holdings LLC, its Managing Member

By:	/s/ Pierre F. Lapeyre, Jr.
Name:	Pierre F. Lapeyre, Jr.
Title:	Managing Director

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 16, 2010).

99.2	Item 8 Information